Exhibit 99.3

Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in U.S. dollars)

Contents

Management’s Report	3

Reports of independent registered chartered accountants	4-5

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Financial Position	6

Consolidated Statements of Comprehensive Loss	7

Consolidated Statements of Changes in Equity	8

Consolidated Statements of Cash Flow	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate information	10

2. Basis of preparation	10

3. Summary of significant accounting policies	10

4. Subsidiaries	22

5. Cash, cash equivalents and short term investments	22

6. Advances and accounts receivable	22

7. Related party transactions	22

8. Investment in associate	24

9. Property, plant and equipment	25

10. Exploration and evaluation assets	26

11. Mine under construction	27

12. Segmented reporting	27

13. Accounts payable and accrued liabilities	28

14. Line of credit	28

15. Employee retention allowance	28

16. Environmental rehabilitation provision	28

17. Commitments	29

18. Share capital	29

19. Share-based payments	30

20. Financial risk management objectives and policies	32

21. Supplemental cash flow information	35

22. Income taxes	35

23. Subsequent event	36

24. First Time Adoption of International Financial Reporting Standards	36

Management's Report

Management’s Responsibility for Financial Statements

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Banro Corporation. The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgments of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review reporting issues.

The consolidated financial statements for the year ended December 31, 2011 have been audited by Deloitte & Touche LLP, independent registered chartered accountants and licensed public accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

(Signed) “Simon F.W. Village”	(Signed) “Donat K. Madilo”

Simon F.W. Village	Donat K. Madilo

Chief Executive Officer	Chief Financial Officer

Toronto, Canada

March 26, 2012

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Banro Corporation

We have audited the accompanying consolidated financial statements of Banro Corporation and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010, and January 1, 2010 and the consolidated statements of comprehensive loss, statements of changes in equity, and statements of cash flow for each of the years in the two-year period ended December 31, 2011 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Banro Corporation and subsidiaries as at December 31, 2011, December 31, 2010, and January 1, 2010 and the results of their operations and their cash flows for each of the years in the two -year period ended December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 26, 2012

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Banro Corporation

We have audited the internal control over financial reporting of Banro Corporation and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting in Form 40-F. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated March 26, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 26, 2012

Banro Corporation
Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars)

	Notes	December 31, 2011	December 31, 2010	January 1, 2010 (Note 24)
		$	$	$
Assets
Current Assets
Cash and cash equivalents	5	9,696	67,556	44,468
Short term investments	5	-	8,736	21,548
Advances and accounts receivable	6	910	90	56
Due from related parties	7	166	112	34
Prepaid expenses and deposits		1,415	3,213	5,463
Total Current Assets		12,187	79,707	71,569

Non-Current Assets
Investment in associate	8	1,505	1,527	1,998
Property, plant and equipment	9	24,137	25,177	8,980
Exploration and evaluation	10	113,462	84,270	64,749
Mine under construction	11	277,850	146,688	58,924
Total Non-Current Assets		416,954	257,662	134,651

Total Assets		429,141	337,369	206,220

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	13	24,108	10,933	1,900
Line of credit	14	5,625	-	-
Accrued liabilities		8,223	349	301
Due to related parties	7	23	31	30
Employee retention allowance	15	1,385	761	-
Total Current Liabilities		39,364	12,074	2,231

Environmental rehabiliation provision	16	767	-	-
Commitments	17

Total Liabilities		40,131	12,074	2,231

Shareholders' Equity
Share capital	18	440,738	373,945	253,232
Contributed surplus		28,061	21,689	18,218
Accumulated other comprehensive (loss) income		(27)	98	-
Deficit		(79,762)	(70,437)	(67,461)
Total Shareholders' Equity		389,010	325,295	203,989
Total Liabilities and Shareholders' Equity		429,141	337,369	206,220

Common shares (in thousands)
Authorized		Unlimited	Unlimited	Unlimited
Issued and outstanding		197,076	173,062	105,962

The accompanying notes are an integral part of these consolidated financial statements.

Approved and authorized for issue by the Board of Directors on March 26, 2012.

Signed on behalf of the Board of Directors by:

/s/ Simon F.W. Village	/s/ Arnold T. Kondrat

Simon F.W. Village	Arnold Kondrat
Director	Director

Banro Corporation
Consolidated Statements of Comprehensive Loss
(Expressed in thousands of U.S. dollars, except per share amounts)

		For the years ended
	Notes	December 31, 2011	December 31, 2010
		$	$
Expenses
Consulting, management and professional fees		1,719	2,011
Employee benefits		3,707	3,810
Office and sundry		1,056	1,017
Share-based payment expense	19	2,211	1,933
Travel and promotion		1,467	1,501
Depreciation		39	68
Interest and bank expenses		46	34
Foreign exchange gain		(654)	(7,438)
		(9,591)	(2,936)
Interest income		235	544

Loss from operations		(9,356)	(2,392)

Share of loss from investment in associate	8	(60)	(584)
Dilution gain on investment in associate	8	156	-
Loss on disposition of capital asset		(65)	-

Loss for the year		(9,325)	(2,976)

Foreign currency translation differences of foreign associate	8	(125)	98

Comprehensive loss for the year		(9,450)	(2,878)

Loss per share, basic and diluted	18c	(0.05)	(0.02)

Weighted average number of common shares outstanding
Basic and diluted	18c	190,015	147,325

The accompanying notes are an integral part of these consolidated financial statements.

Banro Corporation
Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S dollars)

		Common shares			Cumulative
				Contributed	Translation		Total Shareholder's
		Number of	Amount	Surplus	Adjustment	Deficit	Equity
	Notes	shares	$	$	$	$	$
Balance at January 1, 2010	24	105,962	253,232	18,218	-	(67,461)	203,989
Net loss for the year		-	-	-	-	(2,976)	(2,976)
Issued share capital		67,100	120,713	-	-	-	120,713
Share based compensation	19	-	-	3,457	-	-	3,457
Share of contributed surplus	8	-	-	14	-	-	14
Foreign currency translation differences of foreign investment in associate	8	-	-	-	98	-	98
Balance at December 31, 2010		173,062	373,945	21,689	98	(70,437)	325,295

Net loss for the year		-	-	-	-	(9,325)	(9,325)
Issued share capital	18	17,500	52,307	-	-	-	52,307
Share based compensation	19	-	-	5,604	-	-	5,604
Stock options exercised		493	1,391	(421)	-	-	970
Warrants issued		-	-	1,217	-	-	1,217
Warrants exercised	18b	6,021	13,095	(28)	-	-	13,067
Foreign currency translation differences of foreign investment in associate	8	-	-	-	(125)	-	(125)
Balance at December 31, 2011		197,076	440,738	28,061	(27)	(79,762)	389,010

The accompanying notes are an integral part of these consolidated financial statements.

Banro Corporation
Consolidated Statements of Cash Flow
(Expressed in thousands of U.S dollars)

		For the years ended
	Notes	December 31, 2011	December 31, 2010
		$	$

Cash flows from operating activities
Net loss for the year		(9,325)	(2,976)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		39	68
Unrealized foreign exchange (gain) loss		56	(676)
Share of loss from investment in associate	8	60	584
Share based payments - employees	19	2,211	1,933
Share based payments - consultant	19	61	107
Accrued interest on short term investments		-	(2)
Loss on disposal of property, plant, and equipment		65	-
Gain on dilution of investment in associate	8	(156)	-
Employee retention allowance	15	143	368
Changes in non-cash working capital
Advances receivable		(819)	(34)
Prepaid expenses and deposits		1,795	(2,875)
Due from related parties		(55)	(77)
Accounts payables		140	48
Due to related parties		8	1
Accrued liabilities		7,902	34
Net cash flows used in operating activities		2,125	(3,497)

Cash flows from investing activities
Acquisition of property, plant, and equipment		(2,986)	(15,259)
Disposition of property, plant, and equipment		54	-
Expenditures on exploration and evaluation		(25,841)	(18,498)
Expenditures on mine development		(112,982)	(73,871)
Advances to associate	8	(7)	-
Short term investments		8,736	12,814
Net cash used in investing activities		(133,026)	(94,814)

Cash flows from financing activities
Proceeds from share issuance (net of issuance costs)		54,493	120,713
Proceeds from warrant exercise (net of issuance costs)		13,067	-
Proceeds from line of credit withdrawals		5,578	-
Net cash from financing activities		73,138	120,713

Effect of foreign exchange on cash held in foreign currency		(97)	686
Net (decrease) increase in cash during the year		(57,860)	23,088
Cash and cash equivalents, beginning of the year		67,556	44,468
Cash and cash equivalents, end of the year		9,696	67,556

Cash paid for interest	14	48	-
Cash paid for income taxes		-	-

Non-cash transactions (Note 21)

The accompanying notes are an integral part of these consolidated financial statements.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

1.	Corporate information

Banro Corporation’s business focus is the exploration and development of mineral properties in the Democratic Republic of the Congo (the “Congo”). Banro Corporation (the “Company”) was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These consolidated financial statements as at December 31, 2011, December 31, 2010 and January 1, 2010 and for the years ended December 31, 2011 and December 31, 2010 include the accounts of the Company and of its wholly-owned subsidiary incorporated in the United States, Banro American Resources Inc., as well as of its wholly-owned subsidiaries incorporated in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange and on the NYSE Amex LLC. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 707O, Toronto, Ontario, M5X 1E3, Canada.

2.	Basis of preparation

a)	Statement of compliance

These consolidated financial statements as at and for the year ended December 31, 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The Company’s 2010 annual consolidated financial statements were previously prepared in accordance with Part V of the Canadian Institute of Chartered Accountants Handbook (“Canadian GAAP”).

The Company’s date of transition was January 1, 2010 (the “transition date”). In preparing the IFRS financial statements, management amended certain accounting and valuation previously applied under Canadian GAAP. Reconciliations and explanations of how the transition of previously prepared financial statements in accordance with Canadian GAAP to IFRS has affected the reported financial position, financial performance and cash flows of the Company as provided in Note 24. The 2010 comparative figures have been restated to reflect these adjustments.

The accompanying financial information as of and for years ended December 31, 2011 and 2010, has been prepared in accordance with IFRS and IFRS Interpretation Committee (“IFRIC”) interpretations issued and effective, or issued and early-adopted, at December 31, 2011.

The date the Company’s Board of Directors approved these consolidated financial statements was March 26, 2012.

b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets which are presented at fair value, as explained in the accounting policies set out in Note 3.

3.	Summary of significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS consolidated statements of financial position at January 1, 2010 for the purposes of the transition to IFRS. The exemptions taken in applying IFRS for the first time are set out in Note 24. The accounting policies have been applied consistently by all entities.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

a)	Basis of Consolidation

i.	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This control is evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company’s wholly-owned subsidiaries.

ii.	Associate

Where the Company has the power to significantly influence but not control the financial and operating policy decisions of another entity, it is classified as an associate. Associates are initially recognized in the consolidated statements of financial position at cost and adjusted thereafter for the post-acquisition changes in the Company’s share of the net assets of the associate, under the equity method of accounting. The Company's share of post-acquisition profits and losses is recognized in the consolidated statement of comprehensive loss, except that losses in excess of the Company's investment in the associate are not recognized unless there is a legal or constructive obligation to recognize such losses. If the associate subsequently reports profits, the Company’s share of profits is recognized only after the Company’s share of the profits equals the share of losses not recognized.

Profits and losses arising on transactions between the Company and its associates are recognized only to the extent of unrelated investor’s interests in the associate. The investor's share in the associate's profits and losses resulting from these transactions is eliminated against the carrying value of the associate.

Any premium paid for an associate above the fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the Company’s investment in an associate. Where there is objective evidence that the investment in an associate has been impaired, the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

iii.	Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b)	Use of Estimates and Judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in these consolidated financial statements is included in the following notes:

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

Estimates:

i.	Environmental rehabilitation provision

The Company’s operation is subject to environmental regulations in the Congo. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation.  During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the Congo. Additionally, actual estimated costs may differ from those projected as a result of an increase over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

ii.	Impairment

Assets, including property, plant and equipment, exploration and evaluation and mine under construction, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost to sell and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

iii.	Mineral reserves and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

iv.	Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 19.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

v.	Depreciation of mining assets

It is anticipated that upon commencement of commercial production, the Company will apply the units of production method for amortization of its mine assets based on resource ore tons mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves, resources and the production capacity of the plants to be amortized under this method. Factors that are considered in determining reserves, resources and production capacity are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by experts in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying value of assets. Componentization is not used in the depreciation of mining assets.

vi.	Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is located. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the assets useful life. Asset useful lives and residual values are re-evaluated annually. The nature of the property, plant and equipment did not require componentization.

Judgments:

i.	Commencement of production

The Company assesses the stage of each mine under construction to determine when a mine moves into the production stage. Production is considered to commence when the mine is substantially complete and ready for its intended use. At this point, depreciation commences.

When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs ceases. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements, underground mine development or mineable reserve development are assessed to determine whether capitalization is appropriate.

ii.	Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

iii.	Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the statement of comprehensive loss during the period the new information becomes available.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

iv.	Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

v.	Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

c)	Foreign Currency Translation

i.	Functional and presentation currency

These consolidated financial statements are presented in United States dollars (“$”), which is the Company’s functional and presentation currency and all values are rounded to the nearest thousand, unless otherwise indicated.

ii.	Foreign currency transactions

The functional currency for each of the Company’s subsidiaries and associates is the currency of the primary economic environment in which the entity operates. Transactions entered into by the Company’s subsidiaries and associates in a currency other than the currency of the primary economic environment in which they operate (their "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and amortization which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of comprehensive loss. Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the consolidated statements of comprehensive loss. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss. Non-monetary assets and liabilities are translated using the historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

d)	Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

e)	Financial Assets

A financial asset is classified as either financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, held to maturity investments (“HTM”), or available for sale financial assets (“AFS”), as appropriate at initial recognition and, except in very limited circumstances, the classification is not changed subsequently. The classification is determined at initial recognition and depends on the nature and purpose of the financial asset. A financial asset is derecognized when contractual rights to the asset’s cash flows expire or if substantially all the risks and rewards of the asset are transferred.

i.	Financial assets at FVTPL

A financial asset is classified as FVTPL when the financial asset is held for trading or it is designated upon initial recognition as at FVTPL. A financial asset is classified as held for trading if (1) it has been acquired principally for the purpose of selling or repurchasing in the near term; (2) it is part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short term profit taking; or (3) it is a derivative that is not designated and effective as a hedging instrument. Financial assets at FVTPL are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in profit or loss. Transaction costs are expensed as incurred.

ii.	Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivable.

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost less losses for impairment. The impairment loss of receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the period in which they are identified. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the statements of comprehensive loss when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company has classified advances and accounts receivable and balances due from related parties as loans and receivables.

The Company has classified cash and cash equivalents as loans and receivables.

iii.	HTM investments

HTM financial instruments, which include short-term investments and the related transaction costs, are initially measured at fair value. Subsequently, HTM financial assets are measured at amortized cost using the effective interest rate method, less any impairment losses.

iv.	AFS financial assets

Non-derivative financial assets not included in the above categories are classified as AFS financial assets. They are carried at fair value with changes in fair value generally recognized in other comprehensive loss and accumulated in the AFS reserve. Impairment losses are recognized in profit or loss. Purchases and sales of AFS financial assets are recognized on settlement date with any change in fair value between trade date and settlement date being recognized in the AFS reserve. On sale, the cumulative gain or loss recognized in other comprehensive loss is reclassified from the AFS reserve to profit or loss. The Company has not designated any of its financial assets as AFS.

v.	Impairment of financial assets

The Company assesses at each reporting date whether a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective rate.

The carrying amount of all financial assets, excluding advances receivables and balances due from related parties, is directly reduced by the impairment loss. The carrying amount of receivables is reduced through the use of an allowance account. Associated allowances are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. A provision for impairment is made in relation to advances receivable, and an impairment loss is recognized in profit and loss when there is objective evidence that the Company will not be able to collect all of the amounts due under the original terms. The carrying amount of the receivable is reduced through use of an allowance account.

With the exception of AFS equity instruments, if in a subsequent period the amount of impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss. On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had the impairment not been recognized. Reversals for AFS equity instruments are not recognized in profit or loss.

vi.	Effective interest method

The effective interest method calculates the amortized cost of a financial instrument asset or liability and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset or liability, or where appropriate, a shorter period. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as FVTPL.

f)	Financial Liabilities

Financial liabilities are classified as FVTPL, or other financial liabilities, as appropriate upon initial recognition. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

i.	Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company’s other financial liabilities include accounts payables and accrued liabilities.

ii.	Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments (including separated embedded derivatives) held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the consolidated statement of comprehensive loss. The Company does not have any financial liabilities classified as FVTPL.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

g)	Income (Loss) Per Share

Basic loss per share is computed by dividing the net loss applicable by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed by dividing the net loss by the sum of the weighted average number of common shares issued and outstanding during the reporting period and all additional common shares for the assumed exercise of stock options and warrants outstanding for the reporting period, if dilutive. The treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the reporting period. As the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding stock options and share purchase warrants in the diluted loss per share calculation would be anti-dilutive.

h)	Property, Plant and Equipment (“PPE”)

i.	Recognition and measurement

Items of PPE are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and any other cost directly attributable to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company. Assets in the course of construction are capitalized in the capital construction in progress category and transferred to the appropriate category of PPE upon completion. When components of an asset have different useful lives, depreciation is calculated on each separate component.

ii.	Subsequent costs

The cost of replacing part of an item of PPE is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized and included in net loss. If the carrying amount of the replaced component is not known, it is estimated based on the cost of the new component less estimated depreciation. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

iii.	Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed to determine whether a component has an estimated useful life that is different from that of the remainder of that asset, in which case that component is depreciated separately. Depreciation is recognized in profit or loss over the estimated useful lives of each item or component of an item of PPE as follows:

•	Furniture and fixtures	20% declining balance
•	Office and communication equipment	straight line over 4 Years
•	Vehicles	straight line over 4 Years
•	Machinery and equipment	straight line over 4 Years
•	Mining fleet and equipment	service meter units except for certain mining equipment
straight line over 4 years
•	Leasehold improvements	straight line over the lease term

•	Mining plant and equipment, which includes a purchased gold process plant, will begin depreciation when construction is completed and the mine is in production.
•	Mining assets and equipment are amortized on a unit of production basis when construction is completed and the mine is in production.

Depreciation methods, useful lives and residual values are reviewed annually and adjusted, if appropriate. Depreciation commences when an asset is available for use or in production. Changes in estimates are accounted for prospectively.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

As of April 1, 2011, the depreciation of certain non-mobile mining fleet and equipment changed from straight line over 4 years to service meter units as information became available to provide a better estimate of depreciation for these particular assets. There is no impact on profit or loss in the consolidated statement of comprehensive loss as depreciation expense related to mining fleet and equipment is capitalized as part of mine under construction in the consolidated statement of financial position.

iv. Gains and losses

Gains and losses on disposal of an item of PPE are determined by comparing the proceeds from disposal with the carrying amount of the PPE, and are recognized net within other income/expenses in profit or loss.

v. Repairs and maintenance

Repairs and maintenance costs are charged to expense as incurred, except major inspections or overhauls that are performed at regular intervals over the useful life of an asset are capitalized as part of PPE.

vi. Derecognition

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in net earnings (loss) in the period the item is derecognized.

i)	Exploration and Evaluation Assets

All direct costs related to exploration and evaluation of mineral properties, net of incidental revenues, are capitalized under exploration and evaluation assets. Exploration and evaluation expenditures include such costs as acquisition of rights to explore; sampling, trenching and surveying costs; costs related to topography, geology, geochemistry and geophysical studies; drilling costs and costs in relation to technical feasibility and commercial viability of extracting a mineral resource.

A regular review of each property is undertaken to determine the appropriateness of continuing to carry forward costs in relation to exploration and evaluation of mineral properties. Should the carrying value of the expenditure not yet amortized exceed its estimated recoverable amount in any year, the excess is written off to the consolidated statements of comprehensive loss.

j)	Mine Under Construction

Upon completion of a technical feasibility study determining the commercial viability of extracting a mineral resource, exploration and development expenditures are transferred to mine under construction. All subsequent expenditures on the construction, installation or completion of infrastructure facilities are capitalized to mine under construction until the commencement of commercial production. Development expenditures are net of proceeds from sale of ore extracted during the development phase. After commercial production starts, all assets included in mine under construction are transferred to PPE. Capitalized development expenditures are not depreciated until the assets are ready for their intended use. Upon completion of construction, mining assets are amortized on a unit of production basis which is measured by the portion of the mine’s economically recoverable and proven ore reserves produced during the period. Impairment is tested in the same way as other non-financial assets.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

k)	Impairment of Non-financial Assets

The Company’s PPE is assessed for indication of impairment at each consolidated statement of financial position date. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. When facts and circumstances suggest that the carrying amount exceeds the recoverable amount, an entity shall measure, present and disclose any resulting impairment in accordance with IAS 36 Impairment of Assets. Internal factors, such as budgets and forecasts, as well as external factors, such as expected future prices, costs and other market factors are also monitored to determine if indications of impairment exist. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset’s value in use. This is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or the Company’s assets. If this is the case, the individual assets are grouped together into cash generating units (“CGU”) for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the consolidated statements of comprehensive loss so as to reduce the carrying amount to its recoverable amount (i.e., the higher of fair value less cost to sell and value in use). Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

The Company has not recognized any impairment of tangible assets to date.

l)	Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in profit and loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity.

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute current income tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are only recognized to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilized.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

m)	Share-Based Payments

Equity-settled share-based payments for directors, officers and employees are measured at fair value at the date of grant and recorded as compensation expense in the financial statements. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period based on the Company’s estimate of share-based awards that will eventually vest. The number of forfeitures likely to occur is estimated on grant date and is revised as deemed necessary. Any consideration paid by directors, officers and employees on exercise of equity-settled share-based payments is credited to share capital. Shares are issued from treasury upon the exercise of equity-settled share-based instruments.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

Compensation expense on stock options granted to non-employees is measured on the date when the goods or services are received at the fair value of goods or services received. When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value of the share-based payments, which is measured by use of a Black-Scholes valuation model, is used. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

n)	Provisions and Contingencies

Provisions are recognized when a legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate. The increase in the provision due to passage of time is recognized as interest expense.

When a contingency substantiated by confirming events, can be reliably measured and is likely to result in a economic outflow, a liability is recognized as the best estimate required to settle the obligation. A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow. Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the consolidated financial statements.

o)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount.

p)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

IFRS 10 Consolidated Financial Statements (“IFRS 10”) establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidated – Special Purpose Entities” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”) establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes the current IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 13 Fair Value Measurements (“IFRS 13”) defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

An amendment to IAS 1, Presentation of financial statements (“IAS 1”) was issued by the IASB in June 2011. The amendment requires separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future, such as foreign currency differences on disposal of a foreign operation, if certain conditions are met from those that would never be reclassified to profit or loss. The effective date is July 1, 2012 and earlier adoption is permitted. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

An amendment to IAS 12, Income Taxes (“IAS 12”) was issued by the IASB in June 2011. The amendment requires that deferred tax on non-depreciable assets be determined based on the rebuttable presumption that the assets will be recovered entirely through sale. The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2012. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

An amendment to IAS 19, Employee Benefits (“IAS 19”) was issued by the IASB in June 2011. The amendment requires recognition of changes in the defined benefit obligations and in fair value of plan assets when they occur, hence accelerating the recognition of past service costs. The amendment also modifies accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

IAS 27, Separate financial statements (“IAS 27”) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

IAS 28, Investments in associates and joint ventures (“IAS 28”) was re-issued by the IASB in May 2011. IAS 28 continues to prescribe the accounting for investments in associates, but is now the only source of guidance describing the application of the equity method. The amended IAS 28 will be applied by all entities that have an ownership interest with joint control of, or significant influence over, an investee. The amendments to IAS 28 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

In October 2011, IFRIC published IFRIC Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). The Interpretation requires stripping activity costs, which provide improved access to ore, to be recognized as a non-current 'stripping activity asset' when certain criteria are met. The stripping activity asset is depreciated or amortised on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity, using the units of production method unless another method is more appropriate. The requirements of IFRIC 20 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

4.	Subsidiaries

The following table lists the Company’s subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Twangiza Mining SARL	Democratic Republic of Congo	100%	Mining
Namoya Mining SARL	Democratic Republic of Congo	100%	Mining
Lugushwa Mining SARL	Democratic Republic of Congo	100%	Mining
Kamituga Mining SARL	Democratic Republic of Congo	100%	Mining
Banro Congo Mining SARL	Democratic Republic of Congo	100%	Mining
Banro American Resources Inc.	United States of America	100%	Holding Company

5.	Cash, cash equivalents and short term investments

Cash and cash equivalents of the Company includes cash on hand, deposits held at financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts.

	December 31, 2011	December 31, 2010	January 1, 2010

Cash and cash equivalents	$9,696	$67,556	$44,468
Short-term and money market instruments	$-	8,736	21,548

6.	Advances and accounts receivable

Advances and accounts receivable of the Company include advances to employees, prepaid expenses and deposits, and trade receivables from incidental revenues incurred during the commissioning of the Twangiza Oxide Plant.

	December 31, 2011	December 31, 2010	January 1, 2010

Advances	$326	$90	$56
Accounts receivable	584	-	-
	$910	$90	$56

7.	Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

a)	Key Management Remuneration

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2011 and 2010 was as follows:

	Years ended
	December 31 2011	December 31 2010
	$	$
Short-term employee benefits	4,808	2,481
Other benefits	72	1,284
Employee retention allowance	191	213
Share-based payments	359	3,130
	5,430	7,108

During the year ended December 31 2011, directors fees of $225 (year ended December 31, 2010 - $225) were paid to non-executive directors of the Company.

b)	Other Related Parties

During the year ended December 31, 2011, legal fees of $364, (year ended December 31, 2010 - $658), incurred in connection with the Company’s financing as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company and a former partner is an officer of the Company (the officer ceased being a partner of the law firm on February 1, 2011). As at December 31, 2011, the balance of $23 (December 31, 2010 - $31) owing to this legal firm was included in accounts payable.

During the year ended December 31, 2011, the Company incurred common expenses of $239 (year ended December 31, 2010 - $78) in the Congo together with, Loncor Resources Inc. (“Loncor”), a corporation with common directors. As at December 31, 2011, an amount of $166 (December 31, 2010 – $112) owing from Loncor was included in due from related parties in the consolidated statements of financial position.

During the year ended December 31, 2011, the Company incurred common expenses of $113 (year ended December 31, 2010 - $44) with Gentor Resources Inc. (“Gentor”), a corporation with common directors. As at December 31, 2011, an amount of $nil (December 31, 2010 - $nil) owing from Gentor was included in due from related parties in the consolidated statements of financial position.

During the year ended December 31, 2011, $7 was repaid to Delrand Resources Limited (“Delrand”) (formerly BRC DiamondCore Ltd.) with respect to the Company’s share of common expenses in the Congo. As at December 31, 2011, an amount of $6 (December 31, 2010 - $13) was due to Delrand. Amounts due to Delrand are included in Investment in Associate.

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Due from related parties	166	112	34
Due to related party	23	31	30

These transactions are in the normal course of operations and are measured at the exchange amount.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

8.	Investment in associate

The Company’s investment in Delrand, which meets the definition of an associate of the Company, is summarized as follows:

Delrand Resources Limited	December 31, 2011	December 31, 2010	January 1, 2010

Percentage of ownership interest	35.64%	39.63%	39.63%
Common shares held	17,717	17,717	17,717
Total investment	$1,505	$1,527	$1,998

Delrand is a publicly listed entity on the Toronto Stock Exchange and the JSE Limited in South Africa, involved in the acquisition and exploration of mineral properties in the Congo. It has an annual reporting date of December 31. The Company’s investment in Delrand is accounted for in the consolidated financial statements using the equity method. The fair value of the Company’s investment in Delrand, based on the closing price of Delrand’s shares on the Toronto Stock Exchange as at December 31, 2011, is $4,616 (December 31, 2010 - $4,961). For the year ended December 31, 2011, the Company’s share of loss in the results of Delrand was $60 (year ended December 31 2010 –$584). In June, 2011, Delrand effected a change in its name to Delrand Resources Limited from BRC DiamondCore Ltd. and a consolidation of its outstanding common shares on a two to one basis. The Company has revised its disclosure of prior year share ownership to reflect this change.

On May 11, 2011 Delrand closed a non-brokered private placement of 3,750 units of Delrand at a price of Cdn$0.16 per unit for proceeds of Cdn$600, and on May 27, 2011 Delrand closed a non-brokered private placement of 1,250 units of Delrand at a price of Cdn$0.20 per unit for proceeds of Cdn$250. Following these private placements, the Company’s ownership interest in Delrand decreased from 39.63% to 35.64% and resulted in a dilution gain of $156 for the year ended December 31, 2011.

Delrand’s summarized statements of financial position as at December 31, 2011, December 31, 2010, and January 1, 2010 converted to U.S. dollars at the period-end rates of exchange are as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Current assets	150	149	788
Exploration and evaluation	5,036	5,101	5,543
Property, plant and equipment	-	4	135
	5,186	5,254	6,466
Liabilities	(694)	(1,370)	(1,391)
Net equity	4,492	3,884	5,075

Delrand’s summarized statement of comprehensive loss for the years ended December 31, 2011 and 2010 converted to U.S. dollars at the yearly average exchange rate. The Company’s share of Delrand’s expenses and losses are converted at the average exchange rate at each reporting period or at each change in ownership period.

	Years ended December 31,
	2011	2010
Expenses and loss	(125)	(1,463)
Banro share of Delrand's expenses and loss	(60)	(584)

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

The Company’s investment in Delrand is summarized as follows:

Balance at January 1, 2010	$1,998
Share of loss for the year ended December 31, 2010	(583)
Share of associate's contributed surplus	14
Cumulative translation adjustment	98
Balance at December 31, 2010	1,527
Share of loss for the year ended December 31, 2011	(60)
Dilution Gain	156
Amount due to Delrand	7
Cumulative translation adjustment	(125)
Balance at December 31, 2011	$1,505

9.	Property, plant and equipment

The Company’s property, plant and equipment are summarized as follows:

	Furniture & fixtures	Office & Communication equipment	Vehicles	Mining fleet & equipment	Machinery and equipment	Mining plant and equipment - under construction	Leasehold improvements	Environmental rehabilitation provision	Total
	$	$	$	$	$	$	$	$	$
Cost
Balance at January 1, 2010	158	638	1,117	-	1,360	7,701	3	-	10,977
Additions	2	272	1,588	17,355	713	477	10	-	20,417
Disposals	-	(112)	(253)	-	(34)	-	-	-	(399)
Balance at December 31, 2010	160	798	2,452	17,355	2,039	8,178	13	-	30,995
Additions	61	317	2,056	251	308	-	-	767	3,760
Disposals	(65)	(216)	(275)	-	(203)	-	-	-	(759)
Balance at December 31, 2011	156	899	4,233	17,606	2,144	8,178	13	767	33,996

Accumulated Depreciation
Balance at January 1, 2010	63	379	823	-	731	-	1	-	1,997
Depreciation for the year	18	166	353	3,362	319	-	2	-	4,220
Disposals	-	(112)	(253)	-	(34)	-	-	-	(399)
Balance at December 31, 2010	81	433	923	3,362	1,016	-	3	-	5,818
Depreciation for the year	29	159	670	3,347	413		3		4,621
Disposals	(22)	(168)	(193)		(197)				(580)
Balance at December 31, 2011	88	424	1,400	6,709	1,232	-	6	-	9,859

Carrying amounts
Balance at January 1, 2010	95	259	294	-	629	7,701	2	-	8,980
Balance at December 31, 2010	79	365	1,529	13,993	1,023	8,178	10	-	25,177
Balance at December 31, 2011	68	475	2,833	10,897	912	8,178	7	767	24,137

During the year ended December 31, 2011, the Company removed from its accounting records assets with a total cost of $529 (December 31, 2010 - $376) that were fully depreciated and no longer in use. The classes of assets affected included vehicles, machinery and equipment and office and communication equipment. During the year ended December 31, 2011, the Company removed assets which were damaged and could no longer be used. This resulted in a loss of $30, which is reflected in Mine under Construction, and $65, which is reflected in the consolidated statement of comprehensive loss.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

10.	Exploration and evaluation assets

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its five properties in the Congo:

	Twangiza	Namoya	Luguswha	Kamituga	Banro Congo Mining	Total
Cost	$	$	$	$	$	$
Balance as at January 1, 2010	38	35,329	24,937	2,168	2,257	64,729
Additions	9,304	5,367	4,368	209	273	19,521
Transfer to mine under construction	-	-	-	-	-	-
Disposals	-	-	-	-	-	-
Balance as at December 31, 2010	9,342	40,696	29,305	2,377	2,530	84,250
Additions	6,924	11,225	6,709	4,269	65	29,192
Transfer to mine under construction	-	-	-	-	-	-
Disposals	-	-	-	-	-	-
Balance as at December 31, 2011	16,266	51,921	36,014	6,646	2,595	113,442

There is approximately $20 of intangible exploration and evaluation expenditures as at January 1, 2010. The intangible exploration and evaluation expenditures, representing mineral rights held by Banro Congo Mining, have not been included in the table above. There have not been any additions or disposals of intangible exploration and evaluation assets since January 1, 2010.

a.	Twangiza

The 1,156 square kilometre Twangiza property is located in the South Kivu Province of the Congo, approximately 45 kilometres south of the town of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits held by Twangiza Mining SARL, a wholly owned Congo registered subsidiary of the Company. Exploration and evaluation expenditures indicated in the table above are with respect to targets and prospects outside the Twangiza Main and Twangiza North deposits.

b.	Namoya

The Namoya property consists of one exploitation permit covering an area of 172 square kilometres and is located in the Maniema province in the east of the Congo, approximately 225 kilometres southwest of the Town of Bukavu. Namoya Mining SARL, which is registered in the Congo and wholly owned by the Company, has a 100% interest in the said permit.

c.	Lugushwa

The Lugushwa property consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in the South Kivu province in the east of the Congo. The Company’s wholly owned Congo registered subsidiary, Lugushwa Mining SARL, has a 100% interest in the said permits.

d.	Kamituga

The Kamituga property consists of three exploitation permits covering an area of 643 square kilometres and is located approximately 100 kilometres southwest of the town of Bukavu in the South Kivu province in the east of the Congo. The Company’s wholly owned Congo registered subsidiary, Kamituga Mining SARL, has a 100% interest in the said permits.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

e.	Banro Congo Mining

The Company’s wholly-owned Congo subsidiary, Banro Congo Mining SARL, holds 14 exploration permits covering an aggregate of 2,638 square kilometres of ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties and northwest of Namoya.

11.	Mine under construction

Development expenditures with respect to the construction of the Company’s Phase 1 Twangiza mine are as follows:

Twangiza Mine under construction
Cost	$
Balance as at January 1, 2010	58,924
Additions	87,764
Balance as at December 31, 2010	146,688
Additions	135,750
Pre-production commercial revenue	(4,588)
Balance as at December 31, 2011	277,850

Mine under construction is not amortized until construction is completed. This is signified by the formal commissioning of the mine for production.

12.	Segmented reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

December 31, 2011
	Property, plant and equipment	Mine under construction	Exploration and evaluation	Investment	Total
	$	$	$	$	$
Congo	24,102	277,850	113,462	-	415,414
Canada	35	-	-	1,505	1,540
	24,137	277,850	113,462	1,505	416,954

December 31, 2010
	Property, plant and equipment	Mine under construction	Exploration and evaluation	Investment	Total
Congo	25,007	146,688	84,270	-	255,965
Canada	170	-	-	1,527	1,697
	25,177	146,688	84,270	1,527	257,662

January 1, 2010
	Property, plant and equipment	Mine under construction	Exploration and evaluation	Investment	Total
Congo	8,761	58,924	64,749	-	132,434
Canada	219	-	-	1,998	2,217
	8,980	58,924	64,749	1,998	134,651

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

13.	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are mainly comprised of amounts outstanding for purchases relating to exploration and development activities and amounts payable for professional services. The credit period for purchases typically ranges from 30 to 90 days. Included within accrued liabilities is a provisional liability for $500 relating to professional services. This provisional liability is based on management’s best estimate of the future obligation.

14.	Line of credit

$
Balance at January 1, 2010	-
Additions	-
Balance at December 31, 2010	-
Withdrawals	5,577
Interest	48
Balance at December 31, 2011	5,625

In December 2011, Twangiza Mining SARL (“Twangiza”), one of the Company’s wholly-owned Congolese subsidiaries, established a line of credit facility with a bank in the Congo (the “Line of Credit”). The Line of Credit is a nine month line of credit facility with a maximum drawdown available of $15 million. The Line of Credit bears interest at 8.5% per annum and is secured by certain mining assets of Twangiza. The Line of Credit is used by Twangiza as part of its working capital management. At December 31, 2011 Twangiza had received advances of $5,625 against the Line of Credit and has recognized interest expense of $48 for the year ended December 31, 2011.

15.	Employee retention allowance

The Company has an incentive employee retention plan under which an amount equal to one-month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company). To qualify for this retention allowance, an employee must complete two years of service with the Company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at December 31, 2011, the Company had accrued a liability of $1,385 (December 31, 2010 - $761).

The following table summarizes information about changes to the Company’s employee retention allowance during the year ended December 31, 2011.

$
Balance at January 1, 2010	-
Additions	761
Balance at December 31, 2010	761
Additions	637
Payments to employees	(13)
Balance at December 31, 2011	1,385

16.	Environmental rehabilitation provision

It is the Company’s intention to protect the land on which it operates in accordance with best practices of the mining industry and to comply with all applicable laws governing protection of the environment. As such, the Company recognizes a provision related to its constructive and legal obligation in the Congo to restore its properties. The cost of this obligation is determined based on the expected future level of activity and costs related to decommissioning the mines and restoring the properties. The provision is calculated at the net present value of the future expected cash outflows using the prevailing interest rate in the Congo of 16%, a mine life of 10 years, and estimated future cash costs of $3,385. As at December 31, 2011, the Company recorded a provision for mine rehabilitation of $767.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

$
Balance at December 31, 2010	-
Additions	767
Balance at December 31, 2011	767

17.	Commitments

The Company has entered into a number of leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments for office premises as at December 31, 2011 are as follows:

2012	$440
2013	222
2014	100
2015	67
$829

18.	Share capital

a)	Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All share, option and warrant amounts are presented in thousands.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designation, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

On February 24, 2011, the Company closed an underwritten private placement of 17,500 special warrants (the “Special Warrants”) at a price of Cdn$3.25 per Special Warrant for aggregate gross proceeds of $57,791 (Cdn$56,875). Each Special Warrant entitled the holder to receive one common share of the Company. The Special Warrants were exercisable by the holders thereof at any time for no additional consideration. All of the Special Warrants were exercised on March 31, 2011. Share issuance costs of $5,484 (Cdn$5,398) were recognized in equity in relation to this transaction.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

During the year ended December 31, 2011 the Company issued a total of 493 common shares as a result of stock option exercises at various exercise prices ranging from Cdn$1.10 to Cdn$ 2.55 per share.

As of December 31, 2011, the Company had 197,076 common shares issued and outstanding (December 31, 2010 – 173,062) and no preference shares issued and outstanding.

	Number of shares	Amount
Balance at January 1, 2010	105,962	$253,232
Shares issued for:
Cash	67,100	120,713
Balance at December 31, 2010	173,062	$373,945

Shares issued for:
Cash	17,500	$52,307
Exercise of stock options	493	1,391
Exercise of warrants	6,021	13,095
Balance at December 31, 2011	197,076	$440,738

b)	Share purchase warrants (in thousands)

During the year ended December 31, 2011, 5,996 of the 6,000 warrants issued on September 17, 2008 and outstanding at December 31, 2010 were exercised at a price of $2.20 per common share for gross proceeds of $13,192. The remaining 4 warrants outstanding at December 31, 2010 expired without being exercised.

As part of the February 24, 2011 private placement, the Company issued to the underwriters 1,050 broker warrants each of which is exercisable to acquire one common share of the Company at a price of Cdn$3.25 until February 24, 2013. During the year ended December 31, 2011, a total of 25 of these broker warrants were exercised into common shares. The outstanding broker warrants have a fair value of $1.12 using the Black Scholes model and the following assumptions were made: volatility - 70.79%, risk free rate 1.69%, expected life 2 years, dividend yield 0%.

c)	Loss per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2011, amounting to 190,015 (December 31, 2010 – 147,325) common shares. Diluted loss per share was calculated using the treasury stock method. The diluted weighted average number of common shares outstanding for the year ended December 31, 2011 is 193,137 common shares (December 31, 2010 – 147,452 common shares). As at December 31, 2011, 3,122 common shares related to stock options and warrants were anti-dilutive.

19.	Share-based payments

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted are not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at the closing market price of the shares on the day prior to the grant date.

Under this Stock Option Plan, 75% of options granted to each optionee vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. All options granted have an contractual life of five years from the date of grant.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

The following tables summarize information about stock options:

For the year ended December 31, 2011

							Weighted
							average
							remaining
Exercise Price Range	Opening	During the Year				Closing	contractual	Vested &
(Cdn$)	Balance	Granted	Exercised	Forfeited	Expired	Balance	life (years)	Exercisable	Unvested
1.10 - 2.35	8,358	-	(493)	(96)	-	7,769	3.02	7,121	648
2.40 - 4.60	743	2,632	-	-	-	3,375	4.16	420	2,955
12.00 - 15.00	2,116	-	-	-	(1,781)	335	0.61	335	-
	11,217	2,632	(493)	(96)	(1,781)	11,479	3.25	7,876	3,603
Weighted Average
Exercise Price (Cdn$)	4.33	3.75	1.92	2.43	13.24	2.83	-	2.61	3.31
Weighted Average Share
Price (Cdn$) at exercise			3.71

For the year ended December 31, 2010

						Weighted
						average
						remaining
Exercise Price Range	Opening	During the Year			Closing	contractual	Vested &
(Cdn$)	Balance	Granted	Exercised	Forfeited	Balance	life (years)	Exercisable	Unvested
1.10 - 2.30	4,135	4,523	-	(300)	8,358	2.97	3,888	4,470
2.40 - 3.10	553	440	-	(250)	743	0.22	334	409
4.70 - 6.68	191	-	-	(191)	-	-	-	-
11.25 - 15.00	2,116	-	-		2,116	0.17	2,116	-
	6,995	4,963	-	(741)	11,217	3.36	6,338	4,879
Weighted Average
Exercise Price (Cdn$)	3.61	2.14	-	7.10	4.33	-	6.02	2.14

The assessed fair value, using the Black-Scholes option pricing model, at grant date of stock options granted during the year ended December 31, 2011 was a weighted average Cdn$2.01 per stock option (December 31, 2010 - Cdn$1.13).

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

The model inputs for stock options granted during the years ended December 31, 2011 and December 31, 2010 included:

	Years ended December 31,
	2011	2010
Risk Free Interest Rate	1.03% - 2.31%	1.54% - 2.10%
Expected life	3 years	3 years
Annualized volatility	76.26% - 92.12%	88.86% - 91.29%
Dividend yield	0.00%	0.00%
Forfeiture rate	2.00%	2.00%
Grant date fair value	$1.19 - $2.55	$0.94 - $1.34

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

During the year ended December 31, 2011, the Company recognized in the consolidated statement of comprehensive loss as an expense $2,211 (year ended December 31, 2010 –$1,933) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $3,331 for the year ended December 31, 2011 (year ended December 31, 2010 – $1,526) related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized to the exploration and evaluation asset and to mine under construction.

Since the fair value of goods or services received from consultants cannot be estimated reliably, the Company has measured their value and the corresponding increase in equity indirectly by reference to the fair value of the equity instrument granted. During the year ended December 31, 2011, $61 (year ended December 31, 2010 - $107) was recorded as a consulting expense with respect to stock options granted to a consultant.

These amounts were credited accordingly to contributed surplus in the consolidated statements of financial position.

20.	Financial risk management objectives and policies

a)	Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances and accounts receivable, balances due from related parties, short-term investments, and accounts payable and accrued liabilities approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contacts, it does not enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs and South African rand. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2011. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at December 31, 2011.

	Canadian dollar	Congolese franc	South African rand	British pound
	$	$	$	$
Cash and cash equivalents	4,180	1,315	151	-
Prepaid expenses	121	-	-	-
Accounts payable	1,623	-	8,015	157
Retention allowance	400	-	-
Total foreign currency financial assets and liabilities	6,324	1,315	8,166	157
Foreign exchange rate at December 31, 2011	0.9833	0.00106	0.1228	1.5453
Total foreign currency financial assets and liabilities in US $	6,218	1	1,003	243
Impact of a 10% strengthening of the US $ on net loss	622	-	100	24

d)	Credit Risk

Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and advances and accounts receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada, the Congo and South Africa. The sale of goods exposes the Company to the risk of non-payment by customers. Banro manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at December 31, 2011, December 31, 2010 and January 1, 2010 is as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Cash and cash equivalents	9,696	67,556	44,468
Short term investments	-	8,736	21,548
Advances and accounts receivable	910	90	56
	10,606	76,382	66,072

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and equity capital markets. All financial obligations, of the Company including accounts payable of $24,108, accrued liabilities of 8,223, line of credit of $5,625 and due to related parties of $23 are due within one year.

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment in or loss of part or all of the Company's assets.

g)	Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

h)	Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Share capital	440,738	373,945	253,232
Contributed surplus	28,061	21,689	18,218
Deficit	(79,762)	(70,437)	(67,461)
	389,037	325,197	203,989

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

21.	non-cash transactions

During the periods indicated the Company undertook the following significant investing and financing non-cash transactions:

	For the years ended December 31,
	Note	2011	2010
		$	$
Depreciation included in exploration and evaluation assets	10	481	290
Depreciation included in mine under construction	11	4,124	3,838
Stock-based compensation included in exploration and evaluation assets	19	749	483
Stock-based compensation included in mine under construction assets	19	2,581	981
Employee retention allowance	15	637	761
Additions to property, plant, and equipment	9	7	-
Loss on disposal included in mine under construction assets	11	30	-
Issuance cost related to broker warrants	18	1,217	-

22.	Income Taxes

The following table reconciles the income taxes calculated at statutory rates with the income tax expense in the consolidated statement of comprehensive loss:

	Years Ended December 31,
	2011	2010
	$	$
Net loss for the year	(9,325)	(2,976)
Combined federal and provincial income tax rates	28.25%	31%
Income tax recovery at Canadian federal and provincial statutory rates	(2,634)	(923)

Foreign exchange on revaluation	(260)	(3,235)
Non deductible amounts expensed	650	831
Difference in future tax rates	407	718
Unrecognized benefit of deductible temporary differences and others	1,837	2,609
	-	-

The change in the Canadian statutory rate over the prior year is the result of a reduction in the federal and provincial tax rates. The Company has unrecognized temporary differences of $87,919 (December 31, 2010 - $76,850) for which no deferred tax asset is recognized.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

	Years Ended December 31,
	2011	2010
	$	$
Non-capital losses	52,658	39,585
Capital losses	21,873	22,622
Financing costs	12,375	12,157
Investments	740	2,243
Fixed assets	273	243
	87,919	76,850

As at December 31, 2011, the Company has available non-capital losses in Canada of $52,658 that if not utilized will expire as follows:

2015	$4,348
2027	4,208
2028	7,607
2029	10,874
2030	13,087
2031	12,534
$52,658

23.	Subsequent event

On March 2, 2012, the Company closed a debt offering for gross proceeds of $175,000,000 (the ‘‘Offering’’). A total of 175,000 units (the ‘‘Units’’) of the Company were issued at a price of $1,000 per Unit. Each Unit consists of $1,000 principal amount of notes (“the Notes”) and 48 common share purchase warrants (“the Warrants”) of the Company. The Notes will mature March 1, 2017 and bear interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year. The first interest payment date is September 1, 2012 and will consist of interest accrued from and including March 2, 2012 until September 1, 2012. Each Warrant entitles the holder thereof to acquire one common share of the Company at a price of $6.65 for a period of five years, expiring March 1, 2017.

24.	First Time Adoption of International Financial Reporting Standards

IFRS 1, First Time Adoption of International Financial Reporting Standards, requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2010. IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company is December 31, 2011. However, it also provides for certain optional exemptions and certain mandatory exceptions for first-time IFRS adoption. Prior to transition to IFRS, the Company prepared its financial statements in accordance with Canadian GAAP.

In preparing the Company’s opening IFRS consolidated statements of financial position, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with previous Canadian GAAP. The IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS are as follows:

i.	Share-based payment transactions

The Company has elected not to retrospectively apply IFRS 2 Share-Based Payments to equity instruments that were granted and that vest before the transition date. As a result of applying this exemption, the Company has applied the provision of IFRS 2 to all outstanding equity instruments that were unvested prior to the date of transition to IFRS.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

ii.	Estimates

The estimates previously made by the Company under Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. As a result, the Company has not used hindsight to create or revise estimates.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s consolidated statements of financial position and consolidated statements of comprehensive loss. The consolidated statements of financial position, comprehensive loss, changes in equity and cash flows have been changed to comply with IAS 1 Presentation of Financial Statements. The Canadian GAAP consolidated balance sheets as at January 1, 2010 and December 31, 2010, the consolidated statement of operations and comprehensive loss for the year ended December 31, 2010 as well as the consolidated statement of cash flows for the year ended December 31, 2010 have been reconciled to IFRS, with a summary of the most significant changes in policy as follows:

a)	Share-Based Payments

Under IFRS 2 Share-Based Payments, each tranche of an award with different graded vesting are accounted for as separate awards and the resulting fair value is amortized over the vesting period of the respective tranches. Under Canadian GAAP, the Company was accounting for these as a single award. In addition, under IFRS 2, the Company is required to estimate the number of forfeitures likely to occur on grant date and reflect this in the share-based payment expense revising for actual experiences in subsequent periods. Under Canadian GAAP, forfeitures were recognized as they occurred.

The impact of adjustments related to share-based payments on the Company’s consolidated statement of financial position is as follows:

	December 31, 2010	January 1, 2010
	$	$
Exploration and evaluation	8	113
Mine under construction	36	39
	44	152

Contributed surplus	126	519
Deficit	(82)	(367)
	44	152

b)	Mineral properties

Under Canadian GAAP, exploration and development costs relating to mineral properties and rights are deferred and carried as an asset until the properties are in production or until the project is abandoned. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration and development costs. If a property is determined to be non-commercial, non-productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations. Canadian GAAP does not provide a single accounting standard for exploration and evaluation of mineral resources. In contrast, IFRS 6 Exploration for and Evaluation of Mineral Resources provides specific industry guidance on the treatment of exploration and evaluation expenditures. Expenditures related to the development of mineral resources are not recognised as exploration and evaluation assets. As a result, the Company has reclassified expenses recorded under mineral properties into (1) exploration and evaluation assets and (2) mine under construction.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

Based on the foregoing, the reclassification of mineral properties to exploration and evaluation and mine under construction is as follows:

	December 31, 2010	January 1, 2010
	$	$
Mineral properties CDN GAAP balance	(230,915)	(123,521)
Reallocation - IFRS:
Exploration and evaluation	84,262	64,636
Mine under construction	146,653	58,885
	-	-

c)	Investment in Associate

The Company’s associate, Delrand Resources Limited, also adopted IFRS issued by the IASB which resulted in an adjustment related to share-based payments in the associate’s financial statements. Delrand previously reported under Canadian GAAP. IFRS requires that an associate’s accounting policies be consistent with its investors. Similar to the Company, Delrand’s first date of applying IFRS was January 1, 2010. The following summarizes the impact on the Company’s consolidated statement of financial position:

	December 31, 2010	January 1, 2010
	$	$
Investment	(1)	6

Contributed surplus	(4)	26
Deficit	3	(20)
	(1)	6

d)	Classification of long-term liabilities

Under Canadian GAAP, a liability is classified as current when it is payable within one year from the date of the balance sheet. The employee retention allowance was classified as long term as it was payable beyond one year, which is the date the employee is no longer employed with the Company. However under IFRS, the retention allowance is presented as a current liability based on the employees’ entitlement to take the benefit and the fact it is due to be settled within twelve months after the end of the reporting period. The reclassification for employee retention was made from long-term to short-term liability and resulted in no impact to total liabilities and total net assets.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

The Canadian GAAP consolidated balance sheet as at January 1, 2010 has been reconciled to IFRS as follows:

		January 1, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
		$	$	$
Assets
Current Assets
Cash and cash equivalents		44,468	-	44,468
Short term investments		21,548	-	21,548
Advances receivable		56	-	56
Due from related parties		34	-	34
Prepaid expenses and deposits		5,463	-	5,463
Total Current Assets		71,569	-	71,569

Non-Current Assets
Investment	c	1,992	6	1,998
Property, plant and equipment		8,980	-	8,980
Exploration and evaluation	a, b	-	64,749	64,749
Mine under construction	a, b	-	58,924	58,924
Mineral properties	b	123,521	(123,521)	-
Total Non-Current Assets		134,493	158	134,651

Total Assets		206,062	158	206,220

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable		1,900	-	1,900
Accrued liabilities		301	-	301
Due to related parties		30	-	30
Total Current Liabilities		2,231	-	2,231

Shareholders' Equity
Share capital		253,232	-	253,232
Contributed surplus	a, c	17,673	545	18,218
Accumulated other comprehensive loss		-	-	-
Deficit	a, c	(67,074)	(387)	(67,461)
Total Shareholders' Equity		203,831	158	203,989
Total Liabilities and Shareholders' Equity		206,062	158	206,220

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

The Canadian GAAP consolidated balance sheet as at December 31, 2010 has been reconciled to IFRS as follows:

		December 31, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
		$	$	$
Assets
Current Assets
Cash and cash equivalents		67,556	-	67,556
Short term investments		8,736	-	8,736
Advances receivable		90	-	90
Due from related parties		112	-	112
Prepaids expenses and deposits		3,213	-	3,213
Total Current Assets		79,707	-	79,707

Non-Current Assets
Investment	c	1,528	(1)	1,527
Property, plant and equipment		25,177	-	25,177
Exploration and evaluation	a, b	-	84,270	84,270
Mine under construction	a, b	-	146,688	146,688
Mineral properties	b	230,915	(230,915)	-
Total Non-Current Assets		257,620	42	257,662

Total Assets		337,327	42	337,369

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable		10,933	-	10,933
Accrued liabilities		349	-	349
Due to related parties		31	-	31
Employee retention allowance		761	-	761
Total Current Liabilities		12,074	-	12,074

Shareholders' Equity
Share capital		373,945	-	373,945
Contributed surplus	a, c	21,568	121	21,689
Accumulated other comprehensive loss		98	-	98
Deficit	a, c	(70,358)	(79)	(70,437)
Total Shareholders' Equity		325,253	42	325,295
Total Liabilities and Shareholders’ Equity		337,327	42	337,369

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

The Canadian GAAP consolidated statement of operations and other comprehensive loss for the year ended December 31, 2010 has been reconciled to IFRS as follows:

		Year Ended December 31, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
		$	$	$
Expenses
Consulting, management and professional fees		2,011	-	2,011
Employee benefits		3,810	-	3,810
Office and sundry		1,017	-	1,017
Share-based payment expense	a	2,218	(285)	1,933
Travel and promotion		1,501	-	1,501
Depreciation		68	-	68
Interest and bank expenses		34	-	34
Foreign exchange gain		(7,438)	-	(7,438)
		(3,221)	285	(2,936)
Interest income		544	-	544

Loss from operations		(2,677)	285	(2,392)

Share of loss from investment in an associate	c	(607)	23	(584)

Loss for the year		(3,284)	308	(2,976)

Foreign currency translation differences of foreign associate		98	-	98

Comprehensive loss for the year		(3,186)	308	(2,878)

Loss per share, basic and diluted		(0.02)	-	(0.02)

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

The Canadian GAAP reconciliation to IFRS of the consolidated statement of cash flow for the year ended December 31, 2010 is as follows:

		Year ended December 31, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS

Cash flows from operating activities
Net loss for the year		$(3,284)	$308	$(2,976)
Adjustments to reconcile loss to net cash used in operating activities
Amortization		68	-	68
Unrealized foreign exchange gain		(676)	-	(676)
Share of loss from investment in associate	c	607	(23)	584
Share based payments - employees	a	2,218	(285)	1,933
Share based payments - consultants		107	-	107
Accrued interest on short term investments		(2)	-	(2)
Employee retention		368	-	368
Changes in non-cash working capital
Advances receivable		(34)	-	(34)
Due from related parties		(77)	-	(77)
Prepaid expenses and deposits		(2,875)	-	(2,875)
Accounts payables		48	-	48
Due to related parties		1	-	1
Accrued liabilities		34	-	34
Net cash flows used in operating activities		(3,497)	-	(3,497)

Cash flows from investing activities
Acquisition of property, plant, and equipment		(15,259)	-	(15,259)
Expenditures on mineral properties		(92,369)	92,369	-
Expenditures on exploration and evaluation		-	(18,498)	(18,498)
Expenditures on mine development		-	(73,871)	(73,871)
Short term investments		12,814	-	12,814
Investment and advances to Delrand Resources Limited		-	-	-
Net cash used in investing activities		(94,814)	-	(94,814)

Cash flows from financing activities
Proceeds from common shares issued, net of issuance costs		120,713	-	120,713
Net cash provided by financing activities		120,713	-	120,713

Effect of foreign exchange on cash held in foreign currency		686	-	686
Net increase in cash during the year		23,088	-	23,088
Cash, beginning of the year		44,468	-	44,468
Cash, end of the year		$67,556	$-	$67,556

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in thousands of U.S. dollars, except per share amounts)

The Canadian GAAP reconciliation to IFRS of the consolidated statement of changes in equity as at January 1, 2010 is as follows:

		January 1, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
Share Capital		$253,232	-	$253,232
Contributed Surplus	a, c	17,673	545	18,218
Other Comp. Income		-	-	-
Deficit	a, c	(67,074)	(387)	(67,461)
Total Shareholders' Equity		$203,831	$158	$203,989

The Canadian GAAP reconciliation to IFRS of the consolidated statement of changes in equity for the year ended December 31, 2010 is as follows:

		Year ended December 31, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
Share Capital		$373,945	-	$373,945
Contributed Surplus	a, c	21,568	121	21,689
Other Comp. Income		98	-	98
Deficit	a, c	(70,358)	(79)	(70,437)
Total Shareholders' Equity		$325,253	$42	$325,295

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